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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       INTEGRATED SENSOR SOLUTIONS, INC.
                           (Name of Subject Company)
                       INTEGRATED SENSOR SOLUTIONS, INC.
                      (Name of Person(s) Filing Statement)
                         COMMON STOCK $0.001 PAR VALUE
                         (Title of Class of Securities)
                                   45814M102
                     (CUSIP Number of Class of Securities)
                                 MANHER D. NAIK
                            CHIEF EXECUTIVE OFFICER
                       INTEGRATED SENSOR SOLUTIONS, INC.
                             625 RIVER OAKS PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 324-1044
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)
                                    Copy to:

                             SCOTT M. STANTON, ESQ.
                            JOSEPH F. DANIELS, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                        4365 EXECUTIVE DRIVE, SUITE 1600
                            SAN DIEGO, CA 92121-2189

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Sensor Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Texas Instruments Incorporated, a Delaware corporation ("TI" or "Parent"), to purchase all of the Shares (as defined below) of Integrated Sensor Solutions, Inc., a Delaware corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Integrated Sensor Solutions, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 625 River Oaks Parkway, San Jose, California 95134. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 7, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by TI and Purchaser, relating to an offer by the Purchaser, to purchase all outstanding Shares at a price of $8.05 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth therein. The principal executive offices of each of Parent and the Purchaser are located at 8505 Forest Lane, Dallas, Texas 75243.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 3, 1999 (the "Merger Agreement") by and among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares validly tendered and not withdrawn pursuant to the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser, by Parent, or any of their respective affiliates or Shares held by stockholders who shall have demanded and perfected dissenters' rights, if any, under Delaware
Law) will be canceled and converted automatically into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9. Although Purchaser is offering to purchase the Shares pursuant to the Offer, TI has agreed to take all action necessary to cause Purchaser to fulfill all its obligations with respect to the Offer and otherwise under the Merger Agreement, including without limitation the obligation to make payment for the Shares.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of Parent's executive officers, directors or affiliates are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder of the Company dated May 7, 1999 attached to this Schedule 14D-9 as Annex A (the "Information Statement"). Other such contracts, arrangements and understandings known to the Company are described below. The Information Statement is being furnished to the Company's stockholders pursuant to Sec-
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tion 14(f) of the Securities Exchange Act of 1934 as amended (the "Exchange
Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Parent's right (upon the acquisition by Purchaser of Shares pursuant to the Offer) to designate that number of persons to be appointed to the Board of Directors of the Company (the "Company Board" or the "Board") constituting a majority of the directors of the Company without a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

INDEMNIFICATION AGREEMENTS

     The Company is party to indemnification agreements with each person who, as of April 30, 1999, was a director of the Company, and Manher D. Naik, Ramesh Sirsi, Donald E. Paulus and David Satterfield, who are executive officers of the Company. The indemnification agreements generally provide for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred by the indemnitee if the indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such indemnitee is or was serving the Company (or a subsidiary of the Company) as a director, officer, employee or agent, or by reason of any action or inaction on the part of indemnitee while serving in such capacity, and any and all judgments, fines and amounts paid in settlement of any claim, provided that indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company and its stockholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe indemnitee's conduct was unlawful, unless it is determined that such indemnification is not permitted under applicable law. The indemnification agreements also provide for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. The indemnification agreements also provide that the Company will maintain in full force and effect directors' and officers' liability insurance in reasonable amounts from established and reputable insurers ("D & O Insurance"), with each director receiving such rights and benefits under policies of D & O Insurance accorded to the most favorably insured of the Company's directors and officers, respectively, subject to certain limitations. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware Law, the Company's Certificate of Incorporation, the Company's Bylaws or otherwise. The form of indemnification agreement has been filed as Exhibit (c)(2) to this
Schedule 14D-9 and is hereby incorporated by reference.

     The Certification of Incorporation of the Company, as amended to date (the "Certificate of Incorporation"), provides that, to the fullest extent permitted by Delaware Law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is hereby incorporated by reference.
Article VIII of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. The Bylaws of the Company have been filed as Exhibit (c)(4) to this Schedule 14D-9 and are hereby incorporated by reference.

THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9.

     The Offer. The Merger Agreement provides for the commencement of the Offer no later than five business days after the public announcement of the execution of the Merger Agreement. The Merger Agreement provides that, without the Company's prior written consent, the Purchaser cannot (i) decrease the Offer Price, (ii) decrease the number of Shares sought or otherwise amend or waive the Minimum Condition, (iii) change the form of consideration offered for the Shares, (iv) amend any other condition of the Offer in any manner adverse to the holders of the Shares (other than in respect of insignificant changes or amendments), (v) impose additional conditions to the Offer, or (vi) extend the Offer. Notwithstanding the foregoing, Parent and the Purchaser have agreed that if all the conditions to the Offer are not satisfied or
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waived on the initial expiration date of the Offer, or any extension thereof, then, provided that all such conditions are reasonably capable of being satisfied prior to October 31, 1999, Parent and the Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived, provided that Parent and the Purchaser shall not be required to extend the Offer beyond October 31, 1999. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to certain conditions. The Purchaser has agreed to accept for payment and pay for any and all Shares validly tendered as promptly as practicable after the satisfaction or waiver of the conditions to the Offer; provided that, if, immediately prior to the latest expiration date of the Offer permitted by the Merger Agreement, the number of shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed 20 business days, and, on the terms of, and subject to the satisfaction or waiver of the conditions to, the Offer, shall accept for payment and pay for Shares validly tendered as promptly as practicable after the expiration of such period.

     Directors. The Merger Agreement provides that promptly after (i) the purchase of and payment for Shares by the Purchaser and its affiliates as a result of which the Purchaser and its affiliates beneficially own at least a majority of the outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the increase in the size of the Company Board pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser, Parent and any of their affiliates (including Shares accepted for payment) bears to the total number of Shares then outstanding. The Company shall, upon request of Parent, use its best efforts promptly either to increase the size of the Company Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be elected to the Company Board, and shall cause Parent's designees to be so elected. Notwithstanding the foregoing, the Company, the Purchaser and Parent have agreed to use their respective reasonable best efforts to ensure that, until the Effective Time, the Company shall retain as members of the Company Board at least two Continuing Directors, defined as (i) any member of the Company Board as of the date of the Merger Agreement, (ii) any successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Parent or the Purchaser, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Company Board, and in each case under clauses (i) and (ii), who is not an employee of the Company.

     The Merger Agreement also provides that from and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment or modification of the Merger Agreement, any amendment to the Company's certificate of incorporation or bylaws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser under the Merger Agreement, and any waiver of any condition or any of the Company's rights under the Merger Agreement or other action by the Company in connection with the rights of the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated by the Merger Agreement and the full Company Board; provided, that if there are no Continuing Directors, such actions may be effected by a majority vote of the entire Company Board.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the "Surviving Corporation") and a direct wholly-owned subsidiary of Parent. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares, each issued and outstanding Share (other than Shares owned by Parent, the Purchaser or any of their affiliates and Shares held by shareholders who properly exercise their dissenters' rights under the DGCL) shall be converted into the right to receive the Offer Price in cash, without interest. Each issued and outstanding share of common stock,

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par value $.01 per share, of the Purchaser shall be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation. The Merger Agreement also provides that (i) the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation;
(ii) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time (the "Certificate of Incorporation"), will be the initial Certificate of Incorporation of the Surviving Corporation; and (iii) the By-laws of the Company as in effect immediately prior to the Effective Time (the "By-laws"), will be the initial By-laws of the Surviving Corporation.

     Treatment of Options and Warrants. The Merger Agreement provides that, prior to the Effective Time, the Company (or, if appropriate, any committee of the Company Board administering the Company's 1989 Stock Option Plan and 1997 Stock Option Plan (each, a "Company Option Plan")) shall (i) obtain all necessary consents from, and provide (in a form acceptable to Parent) any required notices to, holders of Company Stock Options (as defined below) and
(ii) amend the terms of the applicable Company Option Plan, in each case as is necessary to give effect to the following:

          (i) Subject to the provisions of Section 16 of the Exchange Act, at the Effective Time each outstanding option to purchase Shares pursuant to the Company Option Plans (a "Company Stock Option") that is then vested pursuant to the terms of the relevant Company Option Plan (including Company Stock Options that vest at the Effective Time) shall be cancelled in exchange for the right to receive an amount in cash equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price for one Share subject to such Company Stock Option multiplied by (B) the number of vested Shares subject to such Company Stock Option.

          (ii) In respect of each outstanding Company Stock Option that shall not vest by its terms (without any further action by the Company in respect of any Company Option Plan) at or prior to the Effective Time, Parent shall notify the Company no later than the Effective Time whether such Company Stock Option shall be subject to clause (A) or (B) below.

             (A) Subject to the provisions of Section 16 of the Exchange Act, at the Effective Time each outstanding Company Stock Option which is designated by Parent to be subject to this clause (A) as provided above shall immediately vest and shall be cancelled in exchange for the right to receive an amount in cash equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price for one Share subject to such Company Stock Option multiplied by (B) the number of Shares subject to such Company Stock Option that vest in the manner provided above.

             (B) Subject to the provisions of Section 16 of the Exchange Act, at the Effective Time each outstanding Company Stock Option that is designated by Parent to be subject to this clause (B) as provided above shall be exchanged by Parent and converted into a non-qualified stock option (i.e., does not qualify under Section 422 of the Code) (a "Substitute Option") to purchase the number of shares of fully paid and non-assessable shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") (rounded up to the nearest whole share) equal to (x) the number of non-vested Shares subject to such option multiplied by (y) the Substitute Option Exchange Ratio (as defined below), at an exercise price per share of Parent Common Stock (rounded down to the nearest penny) equal to (i) the former exercise price per share of Company Common Stock under such option immediately prior to the Effective Time divided by (ii) the Substitute Option Exchange Ratio. "Substitute Option Exchange Ratio" shall mean the Offer Price divided by the average closing price of one share of Parent Common Stock (rounded to the nearest thousandth) as reported in the New York City edition of The Wall Street Journal during the five consecutive trading days beginning on the date of the Merger Agreement. Each Substitute Option shall be granted pursuant to and subject to the terms and conditions of the Parent's stock option plans and, in addition, shall be for a term of no less than ten years from the original grant date of the applicable Company Stock Option and shall have vesting provisions at least as favorable as were applicable to the converted Company Stock Option immediately prior to the Effective Time.

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     The Merger Agreement provides that, at the Effective Time, each outstanding warrant or similar right to purchase or otherwise acquire Shares (a "Company Warrant") shall be converted into and be exchangeable for the right to receive, in lieu of the Shares theretofore purchasable upon the exercise of the Company Warrant, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price for one Share subject to such Company Warrant multiplied by (ii) the number of Shares subject to such Company Warrant. Each Company Warrant with an exercise price equal to or greater than the Offer Price shall be terminated without payment of any consideration. The Merger Agreement provides that the Company shall obtain the necessary consents of each holder of a Company Warrant to the transactions contemplated by the Merger Agreement in a form acceptable to Parent, no later than the final expiration date of the Offer.

     All Company Option Plans, Company Stock Options, and Company Warrants shall terminate (subject only to the rights to receive the consideration specified above) at and as of the Effective Time and the provisions in any other plan, program, or arrangement providing for the issuance or grant of any Company Stock Options, Company Warrants, or similar instruments shall be canceled at and as of the Effective Time and the Merger Agreement provides that the Company shall take all action necessary to ensure that following the Effective Time no participant in any Company Option Plan or other plans, programs, or arrangements or holder of any Company Warrant shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation, or any subsidiary thereof and to terminate all such plans, programs, and arrangements.

     Stockholders' Meeting. Pursuant to the Merger Agreement, if the Company owns less than 90% of the Shares following the purchase of Shares by the Purchaser pursuant to the Offer, the Company Board shall, in accordance with applicable law, the Certificate of Incorporation and the Bylaws, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement.

     The Merger Agreement also provides that the Company shall prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement, obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Merger Agreement also provides that the Company shall, subject to the fiduciary obligations of the Company Board under applicable law as advised by the Company's outside counsel, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. In the event that Parent, the Purchaser, and any of its other subsidiaries shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of such acquisition, without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains representations and warranties of the Company with respect to, among other things (i) organization and qualification, (ii) capitalization and ownership of subsidiaries, (iii) authorization, validity of the Merger Agreement and Company action, (iv) consents and approvals and absence of violations, (v) Commission reports and financial statements, (vi) no undisclosed liabilities, (vii) absence of certain changes, (viii) material contracts, (ix) employee benefit plans and ERISA, (x) litigation, (xi) permits, absence of defaults and compliance with applicable laws, (xii) tax matters, (xiii) certain property, (xiv) intellectual property and software, (xv) environmental matters, (xvi) employee and labor matters, (xvii) information in tender offer documents and Proxy Statement, (xviii) brokers and finders, (xix) insurance, (xx) absence of questionable payments, (xxi) certain subsidies, (xxii) Year 2000 matters, (xxiii) product liability and recalls, (xxiv) customer and suppliers, (xxv) state takeover statutes, and (xxvi) opinion of financial advisor.
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     The Merger Agreement contains joint and several representations and warranties of Parent and the Purchaser with respect to, among other things (i) organization, (ii) authorization, validity of the Merger Agreement and necessary action, (iii) consents and approvals and absence of violations, (iv) information in tender offer documents and Proxy Statement, (v) brokers and finders, and (vi) the Purchaser's operations.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, among other things, between the date of the Merger Agreement and prior to the Effective Time, (i) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, each of the Company and its subsidiaries shall seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with the Company to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time; and (ii) except as otherwise expressly provided in the Merger Agreement, neither the Company nor any of its subsidiaries shall, without the prior written consent of Parent, (a) amend its certificate of incorporation or bylaws or similar organizational documents; (b) authorize, issue or sell any stock of any class, or securities convertible into or exchangeable for any stock or equity equivalents other than pursuant to outstanding Company Stock Options or Company Warrants or the Company's employee stock purchase plan; (c) split, combine or reclassify its capital stock, make any distribution in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its securities; (d) adopt any plan or liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (e) alter the corporate structure or ownership of any subsidiary of the Company; (f) incur or assume additional debt or issue debt securities, guarantee or become liable for obligations of any other person, make loans, advances or capital contributions to or investments in any other person (other than to wholly owned subsidiaries or immaterial loans or advances to employees in the ordinary course of business), pledge or encumber shares of capital stock of the Company or its subsidiaries, or mortgage or pledge any material assets or create any lien thereon; (g) acquire, sell, lease or dispose of any material amount of assets, enter into any transactions outside the ordinary course of business, grant any exclusive distribution rights, grant any license, right to use or covenant not to sue in respect of any intellectual property, or disclose any trade secrets or confidential proprietary information; (h) change any accounting practices or principles except as required by laws or generally accepted accounting principles ("GAAP"); (i) revalue any assets except as required by GAAP; (j) acquire any entity or division thereof, enter or amend any material contract or agreement, authorize any new capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate, or enter into any contract, agreement or arrangement for any action prohibited by the Merger Agreement; (k) make or resolve any tax election, settle or compromise any tax liability, or change its accounting methods for tax purposes; (l) pay, discharge or satisfy any material claim, obligations or liabilities (other than in the ordinary course of business with respect to claims, reflected in the Company's consolidated financial statements or claims incurred in the ordinary course of business) or waive or modify any confidentiality, standstill or similar agreements; (m) settle or compromise any claim, action, suit or proceeding relating to the transactions contemplated by the Merger Agreement (including, without limitation, the Offer and the Merger) (the "Transactions"); (n) enter into any noncompetition agreement or arrangement restricting the Company, its subsidiaries or any successor thereto; (o) fail to comply in any material respect with any applicable law; (p) amend, modify, alter or terminate the stock purchase agreement between the Company and Nagano Keiki Co., Ltd. (the "Subsidiary Stock Purchase Agreement") pursuant to which the Company will purchase the stock of its subsidiary, ISS-Nagano GmbH (the "German Subsidiary"), not owned by the Company, or amend any supply arrangements between the Company or any of its subsidiaries and Nagano Keiki Co., Ltd.; (q) enter into any financial or other subsidies with any foreign or domestic governmental entity or other person; (r) change or amend the contracts, salaries or compensation of any officer, director, employee, agent or similar representative except in the ordinary course of business and that do not increase, in the aggregate, such person's salary, wages and compensation by more than five percent; (s) adopt, enter, amend, alter or terminate any employee benefit plan or arrangement unless required by applicable law or the Merger Agreement; (t) enter into any contract with an officer, director, employee, agent, or similar representative not terminable, without penalty or other liability, upon not more than 60 calendar days' notice; or (u) take or agree to take any action that would make any of the representations and warranties of the Company contained in the Merger Agreement untrue or incorrect.

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     Approvals and Consents; Notification. Parent, the Purchaser and the Company
have agreed to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and the other Transactions, including, without limitation, (i) making an appropriate filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), supplying any additional information or documents requested pursuant to the HSR Act and taking all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, (ii) making all appropriate filings pursuant to the Act Against Restraint of Competition of the Federal Republic of Germany (the "German Cartel Act"), supplying any additional information or documents requested pursuant to the German Cartel Act and taking all actions necessary to cause the expiration or termination of the applicable waiting periods under the German Cartel Act as soon as practicable, and (iii) obtaining all other requisite approvals and authorizations under the HSR Act, the German Cartel Act and any other applicable antitrust or similar law. In furtherance of the foregoing, the parties have agreed to cooperate with each other in making filings and responding to investigations and inquiries
(including those initiated by private parties), to keep each other informed of material communications, to use reasonable best efforts to resolve any objections to the Transactions, and to cooperate and use reasonable efforts to contest, resist and to have vacated, reversed or overturned any judicial or administrative action seeking to prohibit, prevent or restrict the consummation of the Transactions; provided, however, that such agreement between the parties shall not (i) limit the parties rights to terminate the Merger Agreement, subject to compliance with its terms (including the foregoing) or (ii) agree not to compete in any geographic area or line of business.

     The Company has agreed to give prompt written notice to Parent and the Purchaser, and Parent and the Purchaser have agreed to give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate at or prior to the Effective Time, (ii) any material failure of the Company, Parent, or Purchaser, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under the Merger Agreement,
(iii) any notice of, or other communication relating to, a default or event which, with notice, lapse of time, or both, would become a default which could reasonably be expected to have a Material Adverse Effect (as defined below) on the Company, Parent, or Purchaser, as the case may be, received by it or any of its subsidiaries subsequent to the date of the Merger Agreement and prior to the Effective Time, under any contract or agreement to which it or any of its subsidiaries is a party or is subject, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, or (v) any Material Adverse Effect in their respective financial conditions, properties, businesses, results of operations, or prospects, taken as a whole, other than changes resulting from general economic conditions; provided, however, that the delivery of any such notice shall not cure such breach or non-compliance or limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice.

     "Material Adverse Effect" means in respect of any entity, any change, circumstance, or effect that, individually or in the aggregate with all other changes, circumstances, and effects, is or is reasonably likely to be materially adverse to (i) the assets, properties, condition (financial or otherwise), or results of operations of such entity and its subsidiaries taken as a whole, or
(ii) the ability of such party to consummate the transactions contemplated by the Merger Agreement; provided, however, that in respect of the Company, none of the following shall be deemed by itself or themselves, either alone or in combination, to constitute a Material Adverse Effect: (a) a failure by the Company to meet internal earnings or revenue projections or the published earnings or revenue projections of equity analysts (provided, that the foregoing shall not prevent Parent or the Purchaser from asserting that any underlying cause of such failure independently constitutes such a Material Adverse Effect);
(b) conditions affecting the semiconductor industry as a whole, the automotive industry as a whole, or the U.S. economy as a whole; or (c) any disruption of customer relationship arising directly out of or resulting directly from actions contemplated by the parties in connection with, or which is directly attributable to the announcement of the Merger Agreement and the Transactions.

     Employee Matters. Parent has agreed that United States employees of the Company who remain employees of the Surviving Corporation following the Effective Time ("Continuing U.S. Employees") shall, from and after the Effective Time, participate in Parent's benefit plans and that Parent and the Surviving Corporation will give Continuing U.S. Employees full credit for purposes of eligibility and vesting under applicable Parent benefit plans and employee arrangements to the extent each such Continuing U.S. Employee has been credited with service with the Company or any of its subsidiaries under each comparable benefit plan or employee arrangement maintained by the Company immediately prior to the Effective Time. Parent and the Surviving Corporation have agreed to use their respective reasonable efforts to: (i) waive all limitations as to pre-existing condition exclusions and waiting periods in respect of participation and coverage requirements applicable to the Continuing U.S. Employees under any of Parent's benefit plans or employee arrangements that such Continuing U.S. Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect in respect of such Continuing U.S. Employees and that have not been satisfied as of the Effective Time under any benefit plan or employee arrangement maintained by the Company for the Continuing U.S. Employee immediately prior to the Effective Time, and (ii) provide each Continuing U.S. Employee with credit for the remaining short plan year for any co-payments and deductibles paid under each comparable benefit plan or employee arrangement maintained by the Company immediately prior to the Effective Time in satisfying any applicable deductible or co-payment requirements under any of Parent's benefit plans or employee arrangements that such Continuing U.S. Employees are eligible to participate in after the Effective Time. Parent has also agreed to cause the Surviving Corporation to honor the obligations of the Company and its subsidiaries under the provisions of the employment, consulting, termination, severance, change of control, and indemnification agreements identified in the Merger Agreement.

     The Company has agreed to terminate its 1997 Employee Stock Purchase Plan (the "Company Stock Purchase Plan"), including all employee salary deductions in connection therewith, on or before the date on which the Merger will be consummated (the "Closing Date"). On the Closing Date, all accumulated employee salary deductions shall be applied to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company Stock Purchase Plan and any remaining employee salary deductions shall be returned to participants without interest. The shares of Company Common Stock to be delivered by the Company pursuant to the Company Stock Purchase Plan shall be converted into cash on the Closing Date in accordance with the provisions of the Merger Agreement, without further action by any participant. Further, the Company has agreed to amend, effective as of the date of the Merger Agreement, the Company Stock Purchase Plan to suspend any new offering periods or stock purchases after the date of the Merger Agreement (and any increases in employee salary deductions thereunder) except that employees currently participating therein may continue to purchase stock in the current offering period in accordance with their current salary deduction election or may reduce the amount of their salary deduction election through the Closing Date. The Company has agreed to promptly notify Parent of any changes in employee salary deductions and the number of shares of Company Common Stock hereafter acquired under the Company Stock Purchase Plan.

     Acquisition Proposals. The Company has agreed that, until the Merger Agreement is terminated, the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or direct any officer, director, or employee of or any investment banker, attorney, accountant, or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate, or encourage the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the Company Board may furnish information to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide written Acquisition Proposal if, and only to the extent that (A) the Company Board, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Company Board to comply with its fiduciary duties to the Company's stockholders under applicable law, (B) the Company Board determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, and believes in good faith, after consolation with CRI, its financial advisor, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the

Company's stockholders from a financial point of view than the Offer and the Merger (any such more favorable Acquisition Proposal being referred to herein as a "Superior Proposal"), and (C) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action and (y) receives from such person making the Acquisition Proposal an executed confidentiality/standstill agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the Confidentiality Agreement between Parent and the Company described below.

     "Acquisition Proposal" means an inquiry, offer, or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act") in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Prior to providing any information to or entering into discussions or negotiations with any person in connection with an Acquisition Proposal by such person, the Company shall notify Parent of any Acquisition Proposal (including the material terms and conditions thereof and the identity of the person making
it) as promptly as practicable (but in no case later than 24 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a prompt basis of the status of any discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Parent a copy of any information delivered to such person which has not previously been reviewed by Parent. The Merger Agreement provides that immediately after the execution and delivery thereof, the Company will, and will cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants, and other agents and representatives to, cease and terminate any existing activities, discussions, or negotiations with any parties conducted prior to the date of the Merger Agreement in respect of any possible Acquisition Proposal and shall notify each party that it, or any officer, director, investment advisor, financial advisor, attorney, or other agent or representative retained by it, has had discussions with during the 30 days prior to the date of the Merger Agreement that the Company Board no longer seeks the making of any Acquisition Proposal.

     In addition, the Company has agreed that the Company Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer, or the Merger unless the Company Board after consultation with independent legal counsel, determines in good faith that such action is necessary for the Company Board to comply with the fiduciary duties to the Company's stockholders under applicable law; provided, however, that the Company Board may not approve or recommend (and in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement, the Offer, or the Merger) an Acquisition Proposal unless such an Acquisition Proposal is a Superior Proposal (and the Company shall have first complied with its obligations described below in clause
(iv)(a) under "Termination") and unless it shall have first consulted with independent legal counsel, and have determined that such action is necessary for the Company Board to comply with its fiduciary duties to the Company's stockholders. Notwithstanding the foregoing, the Company shall not be prohibited from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders which, in the good faith reasonable judgment of the Company Board, after consultation with independent legal counsel, is required under applicable law; provided, however, that except as otherwise permitted in this paragraph, the Company does not withdraw or modify, or propose to withdraw or modify, its position in respect of the Offer or the Merger, or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

     Indemnification of Directors, Officers and Employees. From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to the fullest extent permitted by applicable law, indemnify, defend, and hold harmless each person who at or prior to the date of the Merger

Agreement or the Effective Time, is or was a director, officer, or employee of the Company or any subsidiary thereof against all losses, expenses (including, reasonable attorneys' fees and expenses), claims, damages, or liabilities or, subject to certain restrictions, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time and whether asserted or claimed prior to, at, or after the Effective Time that are in whole or in part (i) based on, or arising out of the fact that such person is or was a director, officer, or employee of the Company or such subsidiary thereof or (ii) based on, arising out of, or pertaining to the transactions contemplated by the Merger Agreement. In addition, Parent and the Purchase have agreed that, to the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification in favor of the employees, agents, directors, or officers of the Company and its subsidiaries in respect of their activities as such prior to the Effective Time, as provided in the Company's Certificate of Incorporation or Bylaws, in effect on the date thereof or otherwise in effect on the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time.

     Shareholder Litigation. The Merger Agreement provides that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated thereby, the Company will keep Parent, and any counsel which Parent may retain at its own expense, informed of the course of such litigation, to the extent Parent is not otherwise a party thereto. The Company has also agreed that it will consult with Parent prior to entering into any settlement or compromise of any such shareholder litigation and will not enter into any such settlement or compromise without Parent's prior written consent, which consent shall not be unreasonably withheld.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived in whole or in part by the party benefited thereby, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's stockholders if required by applicable law; (ii) any waiting period applicable to the Merger under the HSR Act and the German Cartel Act shall have expired or early termination thereof shall have been granted without limitation, restriction or condition; (iii) there shall not be in effect any law of any governmental entity of competent jurisdiction, restraining, enjoining, or otherwise preventing consummation of the Transactions or permitting such consummation only subject to any condition or restriction that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or an effect on Parent and its subsidiaries that, were such effect applied to the Company and its subsidiaries, has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company) and no governmental entity shall have instituted any proceeding which continues to be pending seeking any such law; and (iv) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company: (i) by mutual written consent of Parent and the Company; provided, however, that if Parent shall then have a majority of the directors on the Company Board, such consent of the Company may only be given if approved by the Continuing Directors; (ii) by either of Parent or the Company if
(a) a statute, rule, or executive order shall have been enacted, entered, or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement, or (b) any governmental entity shall have issued an order, decree, or ruling or taken any other action (which order, decree, ruling, or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining, or otherwise prohibiting the Transactions and such order, decree, ruling, or other action shall have become final and non-appealable; (iii) by either of Parent or the Company if the Offer has not been consummated by October 31, 1999 (except the Purchaser may extend the expiration date of the Offer through December 31, 1999 as required to comply with any rule, regulation, or interpretation of the Commission) or the Effective Time shall not have occurred on or before October 31, 1999; provided, however, that the party seeking to terminate the Merger Agreement as described in this clause (iii) shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date; (iv) by the Company (a) if (1) the Company is not in breach of the provisions described under "Acquisition Proposals" above, (2) the Merger shall not have been approved by a majority of the Company's stockholders, (3) the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (4) during the five-day period after the Company's notice, the Company shall have negotiated with, and shall have caused its respective financial and legal advisors to negotiate with, Parent to attempt to make such commercially reasonable adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby, (5) the Company Board shall have concluded, after considering the results of such negotiations, that any Superior Proposal giving rise to the Company's notice continues to be a Superior Proposal and (6) the Company contemporaneously with such termination, pays to Parent in immediately available funds the fees described below under "Termination Fees"; provided, however, that the Company (x) will not enter into a binding agreement referred to in clause (3) above until at least the sixth business day after it has provided the notice to Parent required thereby and (y) will notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification; (b) if Parent or the Purchaser shall have terminated the Offer or the Offer expires without the Purchaser purchasing any Shares pursuant thereto; provided, however, that the Company may not terminate the Merger Agreement as described in this clause (b) if the Company is in material breach of the Merger Agreement; (c) if Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, however, that the Company may not terminate the Merger Agreement as described in this clause (c) if the Company is in material breach of the Merger Agreement; or (d) if there is a material breach by Parent or the Purchaser of any of their representations, warranties, covenants, or agreements contained in the Merger Agreement; or (v) by Parent or the Purchaser (a) if prior to the purchase of the Shares pursuant to the Offer,
(1) the Company Board shall have withdrawn, modified, or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement, or the Merger or shall have recommended or approved an Acquisition Proposal, or (2) the Company shall have materially breached any of the provisions described under "Acquisition Proposals" above; (b) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser purchasing any Shares thereunder in accordance with the terms and subject to the conditions of the Offer; provided, however, that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this clause (b) if Parent or the Purchaser is in material breach of the Merger Agreement; (c) if the Company receives an Acquisition Proposal from any person (other than Parent or Merger
Sub), and the Company Board takes a neutral position or makes no recommendation in respect of such Acquisition Proposal after a reasonable amount of time (and in no event more than five business days following such receipt) has elapsed for the Company Board to review and make a recommendation in respect of such Acquisition Proposal; (d) if there is a breach by the Company of any of its representations, warranties, covenants, or agreements contained in the Merger Agreement which breach is not curable or, if curable, is not cured within ten calendar days after written notice of such breach is given by Parent to the Company and which is reasonably likely to have a Material Adverse Effect on the Company; or (e) if the audited financial statements of the Company for the fiscal year ended March 31, 1999 shall differ materially from the unaudited financial statements delivered to Parent simultaneously with the execution of the Merger Agreement.

     Termination Fee. If (x) Parent or the Purchaser terminates the Merger Agreement as described in clauses (v)(a) or (v)(c) under "Termination" above or
(y) the Company terminates the Merger Agreement as described in clause (iv)(a) under "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, or the Purchaser, at the time of termination, an amount equal to $2,000,000 (the "Termination Fee") plus an amount equal to Parent's and the Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or the Purchaser in connection with the Offer, the Merger, the Merger Agreement, and the consummation of the Transactions, up to an aggregate of $500,000 (the "Expenses"). In addition, if the Merger Agreement is terminated by Parent or the Purchaser as described in clauses (v)(b), (v)(d) (other than by reason of a breach of the provisions described under "Acquisition

Proposals" above), or (v)(e) under "Termination" above, or, prior to consummation of the Offer, by reason of a breach of the condition to the Offer relating to the accuracy of the representations and warranties and covenants of the Company in the Merger Agreement, or by the Company as described in clause
(iv)(b) under "Termination" above and at the time of such termination, neither Parent nor the Purchaser is in material breach of the Merger Agreement, then the Company shall pay to Parent, at the time of termination, the Expenses, and, if the Company shall thereafter, within 12 months after such termination, announce its intention to enter into an agreement in respect of an Acquisition Proposal and the Company subsequently consummates the transaction(s) contemplated by such agreement, then the Company shall pay the Termination Fee concurrently with such consummation.

     Amendment. The Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after approval of the Merger by the stockholders of the Company, but after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable law without such approval.

STOCKHOLDERS AGREEMENT

     The following is a summary of certain provisions of the Stockholders Agreement. This summary is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9.

     Voting. Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed to vote all Shares that such Selling Stockholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger, and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Each Selling Stockholder has also agreed that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal or (ii) reorganization, recapitalization, liquidation, or winding up of the Company or any other extraordinary transaction involving the Company.

     Grant of Proxy. Pursuant to the Stockholders Agreement, each Selling Stockholder has granted an irrevocable proxy appointing the Purchaser as such Selling Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Selling Stockholder's name, to vote, express, consent, or dissent or otherwise to utilize such voting power in the manner described in the foregoing paragraph as the Purchaser or its proxy or substitute shall, in the Purchaser's sole discretion, deem proper in respect of the Shares; provided, however, that such proxy shall be revoked upon termination of the Stockholders Agreement in accordance with its terms. Each Selling Stockholder has also agreed to use its best effort to cause any record owner of Shares beneficially owned by such Selling Stockholder to grant to the Purchaser a proxy to the same effect as described above.

     Tender of Shares. Pursuant to the Stockholders Agreement, each Selling Stockholder has agreed to tender, upon the request of the Purchaser (and agrees that it will not withdraw), pursuant to and in accordance with the terms of the Offer, all Shares beneficially owned by such Selling Stockholder. In furtherance of the above agreement, each Selling Stockholder shall, within five business days after the commencement of the Offer, deliver to the Depositary (i) a Letter of Transmittal in respect of the Shares complying with the terms of the Offer,
(ii) certificates representing the Shares tendered by such Selling Stockholder, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

     Other Agreements. Each Selling Stockholder has also agreed that:

          (a) Except pursuant to the terms of the Stockholders Agreement, such Selling Stockholder shall not, without the prior written consent of the Purchaser, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement in respect of the voting of any Shares in respect of the matters described in the second paragraph under this description of the Stockholders

     Agreement or (ii) acquire, sell, assign, transfer, encumber, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding in respect of the direct or indirect acquisition or sale, assignment, transfer, encumbrance, or other disposition of, any Shares during the term of the Stockholders Agreement. In addition, each Selling Stockholder has agreed not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance, or other disposition or any such contract, option, or other arrangement or understanding and to notify the Purchaser promptly, and to provide all details requested by the Purchaser, if such Selling Stockholder shall be approached or solicited, directly or indirectly, by any person in respect of any of the foregoing.

          (b) Such Selling Stockholder shall not, and will use such Selling Stockholder's reasonable best efforts to cause his or its agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books, or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each Selling Stockholder has agreed that it will promptly notify Buyer after receipt of an Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books, or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and will keep the Purchaser fully informed of the status and details of any such Acquisition Proposal, indication, or request. The Stockholders Agreement provides that the provisions described in this paragraph shall not impose any additional limitations upon the ability of a Selling Stockholder to exercise his fiduciary duties as a director of the Company provided that such Selling Stockholder acts in accordance with provisions described under "Acquisition Proposals" above in respect of the Merger Agreement.

          (c) Such Selling Stockholder will not exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares which may arise in respect of the Merger.

     The term of the Stockholders Agreement commenced on May 3, 1999 and will end on the earlier of (i) the Effective Time, (ii) the date that is 120 days after the termination of the Merger Agreement in accordance with the provisions described in clauses (iv)(a), (v)(a), or (v)(c) under "Termination" in the description of the Merger Agreement above and payment in full of all amounts (if any) payable to Parent or the Purchaser pursuant to the provisions described under "Termination Fee" in the description of the Merger Agreement above, and
(iii) the date of the termination of the Merger Agreement for any other reason.

THE CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated as of March 2, 1999 between Parent and the Company (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, each of Parent and the Company agreed to keep confidential, for a period of three years from the effective date of the Confidentiality Agreement, all information furnished to it by the other party (from and after February 17, 1999) and deemed proprietary by the disclosing party (the "Confidential Information"), subject to certain exceptions, and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Pursuant to the Confidentiality Agreement, each of Parent and Company agreed to use the same degree of care to avoid disclosure or use of the Confidential Information as such party employs with respect to its own proprietary information of like importance. Parent and the Company further agreed that, for a period ending January 15, 2000, or a date six months after either party notifies the other in writing that negotiations regarding the possible transactions have concluded, whichever date comes sooner, neither party shall, directly or indirectly, solicit or encourage any employee of the other party to leave the employ of the other party for the benefit of the first party; provided that such restriction shall not apply to general solicitations conducted through general circulation newspapers, the trade press or the Internet.

THE MANAGEMENT BONUSES

     The Compensation Committee has approved a bonus upon completion of the transactions contemplated by the Merger Agreement to Mr. Naik and other members of the management team in the aggregate amount of up to $300,000 payable immediately prior to the Closing.

RIGHTS OF STOCKHOLDERS IN THE MERGER

     No appraisal rights are available by virtue of the Offer. If the Merger is consummated, however, holders of record of common stock of the Company who (i) make a proper demand for appraisal, (ii) continue to hold their Shares through the Effective Time, (iii) have not voted their Shares in favor of the Merger, and (iv) strictly comply with the procedures set forth under Section 262 of the DGCL will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares in lieu of the Merger Consideration.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 OF THE DGCL. THE PERFECTION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company Board has unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser thereunder.

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES AND, SUBJECT TO CERTAIN LIMITATIONS, CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     (a) Background of the Offer. In late 1997 and early 1998, representatives of TI's Materials and Controls group contacted the Company to discuss the formation of a joint venture to develop complementary products and technologies. The Company decided not to pursue such discussions at that time in order to focus on other initiatives.

     On August 13, 1998, at a meeting of the Board, the Board considered challenges facing the Company and determined to explore the sale of the Company as a means to address those challenges. The Board authorized management to interview and select a financial advisory firm to assist the Company with negotiations regarding a potential sale of the Company. Acting pursuant to the Board's direction, management interviewed select investment banking firms and retained Cruttenden Roth Incorporated ("CRI") to act as financial advisor to the Company.

     On November 2, 1998, the Board of Directors met to discuss various strategic alternatives, including pursuing a sale of the Company. Management presented its analysis of the Company's long term prospects and recommended that the Company seek a combination with a larger company with a complementary technology and market position. Representatives of Gray Cary Ware & Freidenrich ("GCWF"), the Company's outside counsel, made a detailed presentation regarding the Board's fiduciary duties when considering a sale of the Company. Representatives of CRI then made a presentation to the Board regarding valuation issues. After considering the various presentations, the Board concurred with management's recommendation that it pursue a sale of the Company. The Board directed management to contact select companies with complementary technologies and/or market positions to inquire about their interest in acquiring the Company.

     During November and December of 1998, the Company and its representatives held confidential discussions with five companies (which did not include Parent). In each case, the potential acquiror indicated that either (i) it was not interested in acquiring the Company on a schedule acceptable to the Company or (ii) it was not interested in acquiring the Company at a valuation acceptable to the Company. The Company continued to pursue discussions with one of the parties until April 1999, but the Company and that party could not reach agreement on an appropriate valuation or structure.

     On January 14 and 15, 1999, representatives of TI's Materials and Controls group again contacted the Company to discuss the formation of a joint venture to develop complementary products and technologies. At the request of TI, Manher Naik, the Company's Chief Executive Officer, met in Chicago, Illinois with Gary Baker, Marketing Manager of TI's Materials and Controls group.

     On January 22, 1999, Mr. Naik again met in Boston, Massachusetts, with Mr. Baker and Martha Sullivan, Vice President and Global Business Manager of TI's Automotive Sensors and Controls business unit. The parties continued to discuss the potential joint venture and the two companies' strategic visions for sensor products in the automotive industry.

     On February 11, 1999, Jean-Louis Trochu, TI's Project Director, Corporate Development, contacted Mr. Naik via telephone to inquire whether the Company would entertain discussions regarding an acquisition of the Company by TI. Mr. Naik indicated that the Company would entertain such discussions provided that TI was willing to proceed rapidly.

     On February 17, 1999, Ms. Sullivan, Mr. Trochu and Mr. Baker visited the Company in San Jose, California to meet with Mr. Naik, David Satterfield, the Company's Vice President, Finance and Administration and Michael Dunbar, the Company's Marketing Director. The Company's management made a presentation to the TI representatives consisting solely of publicly available information and subsequently provided limited confidential information to Parent. After the meeting, Mr. Naik indicated to the TI representatives that the Company would not provide any further confidential information to TI unless TI executed a suitable confidentiality agreement and provided an indication of valuation that would support continued discussion.

     On February 19, 1999, Ms. Sullivan contacted Mr. Naik via telephone to communicate a valuation range for an acquisition of the Company. Mr. Naik responded that the range was too broad to permit him to continue discussions, and Ms. Sullivan agreed to reconsider the range.

     On February 22, 1999, Ms. Sullivan contacted Mr. Naik via telephone to communicate a narrower valuation range for an acquisition of the Company. Mr. Naik agreed that the revised valuation range supported further discussions and requested that TI send a confidentiality agreement.

     On February 23, 1999, TI sent a draft confidentiality agreement to the Company. Both parties executed the confidentiality agreement on March 2, 1999.

     On March 2, 1999, representatives of TI met with representatives of Ernst & Young ("EY"), the Company's independent auditors, to review EY's work papers relating to the Company's historical financial statements.

     On March 8, 1999, in response to TI's written request, the Company, through GCWF, provided certain non-public information. The Company did not provide non-public customer or supplier information at this time.

     On March 23, 1999, at a meeting of the Company Board, the Company's management briefed the Board regarding the status of discussions with TI, including the preliminary indication of valuation. The Board provided management with guidance regarding methodologies for determining valuation and negotiating valuation issues. The Board instructed Mr. Naik to continue negotiations with TI.

     On April 7, 1999, representatives of TI, including Ms. Sullivan, Mr. Trochu and Russel Bauman and Steve Reynolds, both TI Materials and Controls legal counsel, met in San Jose California, with representatives of the Company including Mr. Naik, Donald Paulus, the Company's Chief Operating Officer, Ramesh Sirsi, the Company's Executive Vice President, Marketing and Sales, Mr. Satterfield and a representative of GCWF. The parties agreed that EY would review the Company's customer contracts to confirm certain assumptions TI had made in its analysis of the Company's prospects. The parties also agreed that the full copies of the customer contracts would not be made available to TI until such time as the parties had reached agreement on the principal terms of a definitive agreement. Also at this meeting, the TI representatives made a presentation regarding the Materials and Controls Division and then conducted further due diligence. In a separate meeting on April 9 among Mr. Naik, Ms. Sullivan and Mr. Trochu, Ms. Sullivan informed Mr. Naik that TI believed the appropriate value for the Company was between $58.0 million and $63.0 million. Mr. Naik responded that such values were insufficient. Mr. Naik, Ms. Sullivan and Mr. Trochu discussed valuation issues at length but did not reach agreement.

     On April 8 and 9, 1999, Mr. Naik, Mr. Paulus and Mr. Sirsi held additional meetings in San Jose California, with Ms. Sullivan, Mr. Trochu and Ken Broker, Vice President of TI's Automotive Sensors and Controls business unit, to discuss integration issues.

     On April 15, 1999, Ms. Sullivan sent a letter to Mr. Naik reaffirming TI's interest in proceeding with an acquisition of the Company, setting forth the principal terms on which TI was willing to proceed and requesting that the Company agree to negotiate exclusively with TI until May 15, 1999. The letter and the exclusivity agreement were distributed to the Company Board. Through GCWF, the Company requested that the exclusivity period end May 7, 1999, and that TI agree to refrain from purchasing any of the Company's securities for a period of three months from the date of the letter.

     Over the weekend of April 16, 1999, Mr. Naik and Mr. Trochu discussed valuation issues via telephone but did not reach agreement. Mr. Naik also spoke with each member of the Board regarding the proposed terms and the status of negotiations with respect to valuation. As a result of those communications, Mr. Naik was authorized to execute the exclusive dealing agreement pending agreement on valuation and thereafter to commence negotiations with respect to a definitive agreement, subject to Board approval.

     On April 19, 1999, TI agreed to the requested revisions and provided a revised exclusive dealing agreement executed by Ms. Sullivan. Also on April 19, 1999, Mr. Naik and Ms. Sullivan discussed valuation issues via telephone but did not reach agreement.

     On April 20, Mr. Naik and Ms. Sullivan discussed valuation issues via telephone. At the end of the day, Mr. Naik and Ms. Sullivan each agreed to recommend to their respective boards of directors that the parties proceed with the proposed transaction at an aggregate value of approximately $66.0 million in cash.

     On April 21, 1999, Mr. Naik delivered the executed agreement regarding exclusive dealing to Mr. Trochu, to be effective April 19, 1999.

     On April 23, 1999, TI provided the initial draft of the Merger Agreement to GCWF. The Merger Agreement was distributed to each member of the Company Board and Mr. Naik called a Board meeting to be held in San Jose California, on Monday, April 26, 1999.

     On the morning of April 26, 1999, GCWF contacted Mr. Reynolds to raise certain issues presented by the draft Merger Agreement. Later that day, Mr. Trochu and Mr. Reynolds contacted GCWF to communicate TI's responses to the issues raised.

     In the evening of April 26, 1999, the Company Board held a meeting in San Jose, California. Mr. Naik informed the Board that TI had agreed that, if negotiation of the Merger Agreement proceeded as planned, TI was prepared to pay an aggregate of approximately $66.0 million in cash for all outstanding shares, options and warrants of the Company. A representative of GCWF discussed with the Board its fiduciary duties in connection with a potential transaction and made a detailed presentation regarding the terms and conditions of the Merger Agreement as well as the status of the items negotiated earlier that day. The Board instructed management to continue with negotiations and to report back at a teleconference Board meeting scheduled for Friday, April 30, 1999.

     On April 28 and 29, 1999, representatives of TI, including Mr. Trochu, Mr. Reynolds and others met with representatives of GCWF in Palo Alto, California, to negotiate the Merger Agreement and the other transaction documents. Mr. Naik and Ms. Sullivan joined the negotiations on April 29, 1999 to resolve open issues in the Merger Agreement. On April 29, 1999, the Company allowed Ms. Sullivan and Mr. Reynolds to review full copies of the Company's customer and supplier agreements in the presence of Mr. Sirsi.

     The revised Merger Agreement reflecting the negotiations held in Palo Alto, California was distributed to the Company Board on the morning of April 30, 1999. In the afternoon of April 30, 1999, the Board held a teleconference meeting. At the meeting, a representative of GCWF reported on the negotiations and the terms and conditions of the Merger Agreement that had been revised since distribution of the initial draft to the Board, including that the price per share had been proposed to be $8.05. A representative of CRI then presented the oral opinion of CRI that, as of the date thereof, the consideration to be received by the Company's stockholders in the Offer and the Merger, at $8.05 per share, was fair from a financial point of view. Following a discussion of the Offer and the Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer. The parties worked over the weekend of May 1, 1999, to finalize minor issues in the Merger Agreement as well as communications and integration issues. On May 3, 1999, at approximately 1:00 p.m., California time, the parties exchanged signature pages to the Merger Agreement and, at approximately 1:30 p.m., California time, made a joint public announcement of the execution of the Merger Agreement.

     (b)Reasons for the Recommendation. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, but not limited to the following:

          (i) historical information concerning the Company's business prospects, financial performance and condition, operations, technology, management and competitive position;

          (ii) the financial condition, results of operations, business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

          (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

          (iv) the consideration to be received by the Company stockholders in the Merger and a comparison of merger transactions deemed to be comparable to the Merger;

          (v) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          (vi) the performance of the Company on a historical basis and the prospects and risks of the Company going forward as an independent company;

          (vii) the potential for other third parties with sufficient resources and complementary technology to acquire the Company;

          (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits and risks to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing any of such alternatives;

          (ix) the presentation to the Board by CRI at the April 30, 1999 Board meeting;

          (x) the written opinion of CRI to the effect that, as of the date of the opinion, the $8.05 in cash to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of this written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THIS OPINION IN ITS ENTIRETY;

          (xi) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal as defined in the Merger Agreement to acquire the Company, and the Company may terminate the Merger Agreement and accept any such Superior Proposal subject to the Company's obligation to pay the Termination Fee as defined in the Merger Agreement;

          (xii) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $8.05 represented a premium of 20.4% over the last sale price of the Company's Common Stock on May 3, 1999 (the last trading day before the announcement of the Merger Agreement), which was $6.688 and a premium of approximately 67.7% over the average of the last sale prices of the Company's Common Stock on the trading days during the 12 month period ending May 3, 1999, which is $4.800;

          (xiii) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated, including (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price; and

          (xiv) the availability of appraisal rights in the Merger under applicable law.

In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not quantify or otherwise attempt to assign relative weights to the factors it considered.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF CRI IS FILED AS EXHIBIT
(a)(2) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES (OTHER THAN PARENT) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND RESOLVED UNANIMOUSLY TO APPROVE THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement dated August 26, 1998 between the Company and CRI, the Company agreed to retain CRI to provide certain financial advisory services to the Company, including preparation of CRI's opinion that the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger Consideration pursuant to the Merger is fair to the Company's stockholders from a financial point of view. As compensation for CRI's services in connection with the transactions contemplated by the Merger Agreement, the Company has agreed to pay CRI a transaction fee of approximately $800,000 upon the closing of the Merger. The Company has also agreed to reimburse CRI for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services and to indemnify CRI and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          On March 31, 1999, David Satterfield, the Company's Vice President, Finance and Administration, exercised an option to purchase 30,000 shares of the Company's Common Stock at an exercise price of $1.125 per share.

          On March 31, 1999, Donald E. Paulus, the Company's Chief Operating Officer, exercised an option to purchase 61,500 shares of the Company's Common Stock at an exercise price of $1.125 per share.

     (b) To the Company's knowledge, to the extent permitted by applicable securities laws, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer or a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition or securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex A is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by TI, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         99(a)(1)        -- Joint press release issued on May 3, 1999.
         99(a)(2)        -- Opinion of CRI dated May 6, 1999.(1)*
         99(a)(4)        -- Letter to Stockholders dated May 7, 1999 from Manher D.
                            Naik, Chief Executive Officer of the Company.*
         99(c)(1)        -- Agreement and Plan of Merger, dated as of May 3, 1999,
                            among Parent, the Purchaser and the Company.(2)
         99(c)(2)        -- Form of Indemnification Agreement.(3)
         99(c)(3)        -- Certificate of Incorporation of the Company.(4)
         99(c)(4)        -- Bylaws of the Company.(3)
         99(c)(6)        -- The Company's Information Statement pursuant to Section
                            14(f) of the Exchange Act and Rule 14f-1 thereunder.(5)*
         99(c)(7)        -- Stockholder Agreement dated as of May 3, 1999 among
                            Purchaser and the Selling Stockholders.(2)
         99(c)(8)        -- Confidentiality Agreement dated March 2, 1999 between
                            Parent and the Company.

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Incorporated by reference to an exhibit to the Company's Form 8-K, as filed with the Commission on May 5, 1999.

(3) Incorporated by reference to an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-41351), as filed with the Commission on December 2, 1997.

(4) Incorporated by reference to an exhibit to the Company's Amendment No. 1 to Registration Statement SB-2 (File No. 333-41351), as filed with the Commission on February 5, 1998.

(5) Attached hereto as Annex A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: May 7, 1999

                                            INTEGRATED SENSOR SOLUTIONS, INC.

                                            By:     /s/ MANHER D. NAIK
                                              ----------------------------------
                                                        Manher D. Naik
                                                   Chief Executive Officer

                                    ANNEX A

                       INTEGRATED SENSOR SOLUTIONS, INC.
                             625 RIVER OAKS PARKWAY
                           SAN JOSE, CALIFORNIA 95134

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about May 7, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Integrated Sensor Solutions, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about May 7, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Parent (as defined below) to the Board of Directors of the Company (the "Board").

     On May 3, 1999, the Company, Texas Instruments Incorporated, a Delaware corporation ("TI" or "Parent"), and Sensor Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $8.05 per Share, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to use its best efforts either to increase the size of the Board or to secure the resignation of such number of its incumbent directors, or both, as is necessary to enable certain directors designated by Parent to be elected or appointed to the Board under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 7, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 4, 1999, unless the Offer is extended pursuant to the Merger Agreement.

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 7, 1999, there were 7,713,082 shares outstanding. The Board currently consists of three classes, each consisting of two directors, or a total of six authorized members. At each annual meeting of the Company's stockholders, directors are elected for a full term of three years to succeed those directors who are members of one of the three classes and whose terms expire on these annual meeting dates. The officers of the Company serve at the discretion of the Board.

RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates which represent at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, TI shall be entitled to designate such number of directors, rounded up to the next whole number, as will give TI representation on the Board equal to the product of the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by the percentage that such aggregate number of Shares so purchased or otherwise beneficially owned by Purchaser (including Shares tendered for payment) bears to the total number of outstanding Shares. The Company shall, upon request by TI, increase the size of the Board, or secure the resignations of such number of directors, or both, as is necessary to enable TI's designees to be elected or appointed to the Board and will cause TI's designees to be so elected or appointed.

     IN THE EVENT THAT PURCHASER AND ITS AFFILIATES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF TI'S DESIGNEES, PURCHASER AND TI WILL NOT HAVE ANY RIGHT, UNDER THE MERGER AGREEMENT TO HAVE TI'S DESIGNEES ELECTED OR APPOINTED TO THE BOARD.

     The information contained in this Information Statement concerning TI and TI's designees has been furnished to the Company by TI, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE TI DESIGNEES

     TI's designees to the Company's Board of Directors, and certain information about each, are described below. Each of TI's designees has been employed in some capacity with TI during the previous five years. TI has advised the Company that all such persons have consented to act as directors of the Company if so designated. TI has informed the Company that none of the designees (i) is currently a director of, or holds any position with, the Company; (ii) has any familial relationship with any of the directors or executive officers of the Company; or (iii) to the best knowledge of TI and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by TI and Purchaser that, to the best of TI's and Purchaser's knowledge, none of the designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed in the Schedule 14D-9.

NAME, CITIZENSHIP AND
CURRENT BUSINESS ADDRESS                        PRESENT OCCUPATION OR EMPLOYMENT                     AGE
------------------------                        --------------------------------                     ---
William A. Aylesworth........  Senior Vice President, Treasurer and Chief Financial Officer of       56
                                 Texas Instruments Incorporated
M. Samuel Self...............  Senior Vice President and Controller (Chief Accounting Officer) of    59
                                 Texas Instruments Incorporated
Richard K. Templeton.........  Executive Vice President (President, Semiconductor) of Texas          40
                                 Instruments Incorporated
Thomas Wroe..................  Senior Vice President (President, Materials & Controls) of Texas      48
                                 Instruments Incorporated
Martha N. Sullivan...........  Vice President of Texas Instruments Incorporated; Global Business     42
                                 Manager for Material and Controls Group of Texas Instruments
                                 Incorporated

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Biographical information concerning each of the Company's current directors and executive officers as of May 7, 1999 is as follows:

NAME                                 POSITION WITH THE COMPANY       AGE   DIRECTOR SINCE
----                                 -------------------------       ---   --------------
Manher D. Naik(1)...............  President, Chief Executive         55         1989
                                  Officer and Chairman of the
                                    Board of Directors
Vinod K. Sood(1)................  Director                           62         1989
Shigeru Miyashita(2)............  Director                           63         1997
Stuart D. Boyd(2)...............  Director                           43         1997
Gerald F. Taylor(3).............  Director                           58         1998
Donald E. Paulus................  Chief Operating Officer            42          N/A
Ramesh Sirsi, Ph.D..............  Executive Vice President,          54          N/A
                                  Marketing and Sales
David Satterfield...............  Vice President, Finance and        47          N/A
                                    Administration

---------------

(1) Class I director whose term will expire at the 2001 Annual Meeting of Stockholders.

(2) Class II directors whose terms will expire at the 1999 Annual Meeting of Stockholders.

(3) Class III director whose term will expire at the 2000 Annual Meeting of Stockholders.

     Manher D. Naik founded the Company in March 1989 and has served as President, Chief Executive Officer and Chairman of the Board of Directors since March 1989. From August 1979 through March 1989 Mr. Naik served as Vice President of Strategic Marketing of National Semiconductor Corporation, a semiconductor manufacturer. Mr. Naik received a BS in Mechanical Engineering from the Indian Institute of Technology, an MS degree in Industrial Engineering from Cornell University, and an MBA degree from Pepperdine University.

     Vinod K. Sood has served as a director of the Company since March 1989. Mr. Sood has been self employed as an advisor and director to technology and telecommunication companies since 1992. From 1969 to 1992, Mr. Sood was the Project Administrator/Principal Engineer of the Overseas Projects Division at General Electric Nuclear. Mr. Sood is also currently a director at a privately held software company.

     Shigeru Miyashita has served as a director of the Company since February 1997. Mr. Miyashita has been the General Corporate Manager at Nagano Keiki Co., Ltd. since April 1992.

     Stuart D. Boyd has served as a director of the Company since June 1997. Mr. Boyd has been the Vice President, Associate General Counsel and Assistant Secretary at Breed Technologies, Inc., an automotive safety system and component manufacturer, since March 1992.

     Gerald "Jerry" F. Taylor has served as a director of the Company since June 1998. Mr. Taylor is currently a senior advisor to the Chief Executive Officer at Applied Materials, Inc. From June 1984 to January 1998 Mr. Taylor served as Chief Financial Officer of Applied Materials, Inc. and from October 1991 to January 1998 Mr. Taylor also served as Senior Vice President of Applied Materials. Prior to working at Applied Materials, Mr. Taylor spent 20 years in a broad range of international and domestic controllership positions at Schlumberger, Fairchild Semiconductor and Instrument Corporation and Honeywell.

     Donald E. Paulus joined the Company as Vice President of Engineering Operations in December 1990 and currently serves as Chief Operating Officer. Prior to joining the Company, beginning in January 1989, Mr. Paulus served as Product Line Director at Sierra Semiconductor Corporation, now known as PMC-Sierra, Inc., a company specializing in mixed signal integrated circuits. From December 1984 to January 1989, Mr. Paulus served as a Design Manager with Honeywell Inc.'s Solid State Electronics Division. From

June 1979 to December 1984, Mr. Paulus served as a Member of the Technical Staff and as an Engineering Supervisor at AT&T Bell Laboratories. Mr. Paulus received a BSEE degree from Lehigh University, an MSEE degree from Stanford University and an MBA from the University of Colorado.

     Ramesh Sirsi, Ph.D. joined the Company in September 1994 and has served as Executive Vice President, Marketing and Sales since September 1994. Prior to joining the Company, beginning in March 1989, Dr. Sirsi served as Director of Marketing at Siemens Components, Inc., an electronic component manufacturer. From October 1984 to July 1988, Dr. Sirsi served as a Product Line Director at Honeywell Inc. From January 1978 to October 1984, Dr. Sirsi served as Director of Telecommunications IC product development at Harris Corporation. From June 1973 to December 1977, he was employed by Bell Northern Research as a Member of the Technical Staff. Dr. Sirsi received his BSEE degree from Bangalore University and his MSEE and Ph.D. degrees from Carleton University.

     David Satterfield joined the Company in April 1994 and has served as Vice President, Finance and Administration and Secretary since April 1994. Prior to joining the Company, beginning in June 1992, Mr. Satterfield served as Corporate Controller of Austek Microsystems Limited, Inc., a semiconductor manufacturer. From April 1991 to June 1992, Mr. Satterfield served as Corporate Controller of Free Flow Packaging Corporation, a packaging company. From June 1985 to April 1991, Mr. Satterfield served as Corporate Controller of Micro Power Systems, Inc., a semiconductor manufacturer. Mr. Satterfield holds a BS degree in accounting from San Jose State University.

BOARD OF DIRECTORS' MEETING AND COMMITTEES

     During the fiscal year ended March 31, 1999, the Board held five meetings. In addition to the regularly scheduled Board Meetings, the Board approved items by Unanimous Written Consent on three occasions. During the fiscal year ended March 31, 1999, the Audit Committee of the Board held three meetings and the Compensation Committee of the Board held two meetings. The Company has no standing nominating committee of the Board. Only Y.S. Fu, a former director, attended fewer than 75% of the total number of meetings of the Board and all of the committees of the Board on which such director served during that period.

     The members of the Audit Committee during fiscal 1999 were Gerald Taylor, Vinod K. Sood and Stuart D. Boyd. The functions of the Audit Committee include, among others: recommending to the Board the retention of independent public auditors, subject to stockholder approval; reviewing and approving the planned scope, proposed fee arrangements and results of the Company's annual audit; reviewing the adequacy of accounting and financial controls; and reviewing the independence of the Company's auditors.

     The members of the Compensation Committee during fiscal 1999 were Y.S. Fu, Gerald Taylor and Vinod K. Sood. The Compensation Committee reviews and determines the salary and bonus criteria of and stock option grants to all executive officers.

DIRECTOR COMPENSATION

     The directors generally do not receive cash compensation for their services as directors. However, Vinod K. Sood has historically received compensation of $150 per Board meeting. In March 1999, the Board increased the compensation of Mr. Sood for attendance at meetings of the Board of Directors and the Compensation Committee from $150 per meeting to $500 per meeting. Gerald Taylor receives $500 for each Board meeting he attends and $500 for each Audit Committee meeting he attends. In connection with Mr. Taylor's appointment to the Board, he was granted an option to purchase 15,000 shares of Common Stock. In addition, in consideration for his services on the Board, Mr. Taylor received $5,000 in 1998 and is due to receive $10,000 in 1999. Both Mr. Sood and Mr. Taylor are reimbursed for all expenses incurred in order to attend the meetings. In addition, the Company's directors are eligible to receive option grants under the Company's 1997 Stock Plan.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the compensation paid or accrued by the Company during the fiscal year ended March 31, 1999 to the Company's chief executive officer and each of the two other executive officers whose total compensation for services in all capacities to the Company exceeded $100,000 during such year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION    SECURITIES UNDERLYING OPTIONS
                                                  --------------------   -----------------------------
NAME AND PRINCIPAL POSITION                YEAR   SALARY(1)    BONUS        LONG TERM COMPENSATION
---------------------------                ----   ---------   --------   -----------------------------
Manher D. Naik...........................  1999   $214,447    $250,000              85,000
  President and Chief Executive Officer    1998   $155,000          --              40,000
                                           1997   $136,667          --              40,000
Donald E. Paulus.........................  1999   $145,331          --              16,000
  Chief Operating Officer                  1998   $133,400          --                  --
                                           1997   $116,400          --              14,000
Ramesh M. Sirsi..........................  1999   $126,444          --              17,000
  Executive Vice President, Marketing and  1998   $120,000          --                  --
  Business Development                     1997   $104,850          --              32,000

---------------

(1) Includes amounts deferred at the election of the Named Executive Officer pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.

STOCK OPTION INFORMATION

     The following table sets forth certain information with respect to grants of options to purchase the Company's Common Stock made during the fiscal year ended March 31, 1998 to the Named Executive Officers:

                       OPTION GRANTS IN FISCAL YEAR 1999

                                 NUMBER OF
                                 SECURITIES        % OF TOTAL OPTIONS
                             UNDERLYING OPTIONS   GRANTED TO EMPLOYEES   EXERCISE PRICE   EXPIRATION
NAME                             GRANTED(1)        IN FISCAL YEAR(2)      PER SHARE(3)       DATE
----                         ------------------   --------------------   --------------   ----------
Manher D. Naik.............         10,000                 2.0               8.313         5/21/03
                                    25,000                 5.0               5.250         8/13/03
                                    50,000                10.1               3.125         3/23/04
Donald E. Paulus...........          7,000                 1.4               8.313         5/21/03
                                     9,000                 1.8               3.125         3/23/04
Ramesh M. Sirsi............          7,000                 1.4               8.313         5/21/03
                                    10,000                 2.0               3.125         3/23/04

---------------

(1) Options granted in fiscal 1999 generally vest over a four year period: 1/8 of the total number of shares subject to each option vest and become exercisable six months after the vesting start date, which is stated in the option agreement; and 1/48 vest and become exercisable monthly thereafter. Each option may be terminated earlier upon the cessation of the individual's employment with the Company.

(2) The Company granted options to purchase 495,750 shares of Common Stock during fiscal 1999.

(3) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999 AND FISCAL YEAR END OPTION
VALUES

     The following table sets forth for each of the Named Executive Officers certain information concerning options exercised during the fiscal year ended March 31, 1999 and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 1999. Also reported are values for "in the money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of March 31, 1999. No options or stock appreciation rights were exercised during the fiscal year ended March 31, 1999.

                                NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED IN-THE-MONEY
                             UNEXERCISED OPTIONS AT FISCAL YEAR END          OPTIONS AT FISCAL YEAR END(2)
                             --------------------------------------        ----------------------------------
NAME                         EXERCISABLE(1)          UNEXERCISABLE         EXERCISABLE         UNEXERCISABLE
----                         ---------------         --------------        ------------        --------------
Manher D. Naik.............      76,666                  83,334              $212,498             $132,502
Donald E. Paulus...........       7,000                  16,000              $ 14,875             $ 23,875
Ramesh M. Sirsi............      56,750                  25,250              $161,500             $ 47,000

---------------

(1) Exercisable in accordance with the vesting provisions described above in
    Note 1 to the table entitled "Option Grants in Fiscal Year 1999."

(2) Calculated by determining the difference between the fair market value of the securities underlying the option at March 31, 1999 ($4.125 which was the closing sale price of the Company's Common Stock as reported on the Nasdaq National Market on March 31, 1999) and the exercise price of the Named Executive Officer's option.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS.

     Options granted under the Company's 1997 Stock Option Plan and the Company's 1989 Stock Option Plan (the "Option Plans") contain provisions pursuant to which, under certain circumstances, all outstanding options granted under such plans shall become fully vested and immediately exercisable upon a "transfer of control" as defined in such plans. The Company has agreed in the Merger Agreement to obtain all necessary consents from and provide any required notices to holders of options and other rights granted under the Option Plan and to amend the Option Plans as necessary such that each outstanding stock option (collectively, "Options") granted under the Option Plans that is then fully vested pursuant to the terms of the relevant plan will be automatically cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price for one Share subject to such Company Stock Option multiplied by
(ii) the number of vested Shares subject to such Company Stock Option (the "Option Offer Price").

     Each of the Options that is not fully vested pursuant to the terms of the relevant plan will automatically, as determined by Parent, and subject to the provisions of Section 16 of the Exchange Act, either (i) immediately vest and be cancelled in exchange for the right to receive an amount in cash equal to the Option Offer Price, or (ii) be exchanged by Parent and converted into a non-qualified stock option (i.e., does not qualify under Section 422 or the Code) (a "Substitute Option") to purchase the number of shares of fully paid and non-assessable shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") (rounded up to the nearest whole share) equal to (x) the number of non-vested Shares subject to such option multiplied by (y) the Substitute Option Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded down to the nearest penny) equal to (a) the former exercise price per share of Company Common Stock under such option immediately prior to the Effective Time divided by (b) the Substitute Option Exchange Ratio. The "Substitute Option Exchange Ratio" is defined in the Merger Agreement to mean the Offer Price divided by the average closing price of one share of Parent Common Stock (rounded to the nearest thousandth) as reported in the New York City edition of The Wall Street Journal during the five consecutive trading days beginning on May 3, 1999 (the "Parent Common Stock Price"). Each Substitute Option will be granted pursuant to and subject to the terms and conditions of the Parent's stock option plans and be for the terms of no less than ten years from the original grant date of the applicable Options, and will have vesting provisions at least as favorable as were applicable to the converted Options immediately prior to the Effective Time.

     In addition, it is anticipated that Mr. Naik, Mr. Paulus, and Mr. Sirsi, each of whom are executive officers of the Company and other key personnel of the Company will enter into employment and non-competition agreements with TI, which may include severance benefits. Such agreements are currently under negotiation.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1999 and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and (iii) by all officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder. Unless otherwise noted, the address for the individuals listed below is: c/o Integrated Sensor Solutions, Inc., 625 River Oaks Parkway, San Jose, CA 95134.

                                                                 NUMBER
                                                                 SHARES
                                                              BENEFICIALLY
BENEFICIAL OWNER                                                 OWNED       PERCENT SHARES(1)
----------------                                              ------------   -----------------
Breed Technologies, Inc.(2).................................     530,038            6.9%
  Stuart A Boyd
  5300 Old Tampa Highway
  P.O. Box 33050
  Lakewood, FL 33807-3050
WK Technology Fund(3).......................................     483,043            6.3
  10th Floor, 115, Sec. 3
  Ming Sheng E. Road
  Taipei, Taiwan, R.O.C.
TDK Semiconductor Corporation...............................     445,524            5.8
  14351 Myford Road
  Tustin, CA 92780-7068
Nagano Keiki Co., Ltd.(4)...................................     291,007            3.8
Shigeru Miyashita
  1-30-4 Higashimagome
  Ohta-ku
  Tokyo 162
  JAPAN
Vinod K. Sood(5)............................................     181,954            2.4
Manher D. Naik(6)...........................................     278,046            3.6
Donald E. Paulus(7).........................................     156,854            2.0
Ramesh Sirsi(8).............................................      88,555            1.1
Gerald F. Taylor(9).........................................       6,625            0.1
All directors and executive officers as a group (10
  persons)(10)..............................................   2,669,219           33.8

---------------

 (1) Percentage ownership is based on: 7,713,082 shares of Common Stock outstanding plus any shares issuable pursuant to options held by the person in question which may be exercised within 60 days of April 30, 1999.

 (2) Includes 530,038 shares held by Breed Technologies, Inc. Stuart Boyd, a director of the Company, is an officer of Breed Technologies, Inc. with certain voting and investment power over such shares. Although Mr. Boyd may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.

 (3) Includes 483,043 shares held by WK Technology Fund and affiliated funds.

 (4) Includes 291,007 shares held by Nagano Keiki Co., Ltd. Shigeru Miyashita, a director of the Company, is an officer of Nagano Keiki Co., Ltd. Although Mr. Miyashita may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership except to the extent of any pecuniary interest therein which he may have.

 (5) Includes 178,704 shares held by the Sood Family Trust and 3,250 shares subject to options which are exercisable within 60 days of April 30, 1999.

 (6) Includes 193,360 shares held by the Manher & Gita M. Naik Family Trust and 93,125 shares subject to options which are exercisable within 60 days of April 30, 1999.

 (7) Includes 9,479 shares subject to options which are exercisable within 60 days of April 30, 1999.

 (8) Includes 62,666 shares subject to options which are exercisable within 60 days of April 30, 1999.

 (9) Includes 6,625 shares subject to options which are exercisable within 60 days of April 30, 1999.

(10) Includes 177,893 shares subject to options which are exercisable within 60 days of April 30, 1999.

                              CERTAIN TRANSACTIONS

     Since April 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of voting securities of the Company or members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

     In December 1996 and October 1997, the Company sold 249,616 and 12,111 shares of Series E Preferred Stock, respectively, at a price of $3.78 per share. In addition, in December 1996, the Company issued warrants to purchase shares of Series F Preferred Stock at $6.38 per share. In December 1996, February 1997 and June 1997, the Company sold 766,818 shares of Series F Preferred Stock at a price of $6.13 per share. All outstanding and issuable shares of Preferred Stock converted into shares of Common Stock in connection with the closing of the Company's initial public offering. The following executive officers, directors, beneficial holders of more than 5% of a class of the Company's capital stock and immediate family members of such persons purchased Series E and Series F Preferred Stock:

                                                                          WARRANTS TO
                                                                           PURCHASE
                                                         SERIES E          SERIES F          SERIES F
EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS(1)  PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
----------------------------------------------------  ---------------   ---------------   ---------------
Nagano Keiki Co., Ltd.(2).......................          131,007(3)
TDK Semiconductor Corporation(2)................           17,978(4)
WK Technology Fund(2)...........................                            48,978(5)         453,057(6)
Vinod K. Sood(7)................................                                               34,493(8)

---------------

 (1) See notes to table of beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

 (2) A beneficial holder of more than 5% of a class of the Company's capital stock.

 (3) Represents shares issued in exchange for the cancellation of indebtedness.

 (4) Represents shares issued in exchange for the cancellation of indebtedness.

 (5) Represents warrants to purchase 13,714 shares held by WK Technology Fund, 10,285 shares held by WK Technology Fund II, 18,612 shares held by WK Technology Fund III and 6,367 shares held by WK Technology Fund IV. These warrants were exercised in November 1997.

 (6) Represents 123,591 shares held by WK Technology Fund, 103,306 shares held by WK Technology Fund II, 155,836 shares held by WK Technology Fund III and 70,326 shares held by WK Technology Fund IV.

 (7) A director of the Company.

 (8) Represents shares issued in exchange for the cancellation of the Company's Promissory Note dated June 15, 1996 in the amount of $211,268.75 payable to the Sood Family Trust.

     During fiscal year 1998, the Company designed and manufactured specific products for Breed Technologies, Inc. which resulted in sales of approximately $0 to Breed Technologies, Inc. of which approximately $0 is included in the accounts receivable balance at March 31, 1998.

     During fiscal year 1998, the Company purchased goods and services from TDK Semiconductor Corporation resulting in payments of $375,000. At March 31, 1998, the accounts payable balance included approximately $138,000 payable to TDK Semiconductor Corporation. Included in the notes payable balance at March 31, 1997, was approximately $679,000 payable to TDK. On December 15, 1995, the Company issued a promissory note to TDK Semiconductor Corporation in the amount of $679,000 with an interest rate of 10% per year. As of February 1, 1998, the Company and TDK have amended and restated the December 15, 1995 promissory note to capitalize all interest due and to specify a new maturity date. The principal amount of the amended and restated promissory note is $760,000, which bears interest at 10% per year, and all amounts thereunder were paid in full in June 1998.

     During fiscal 1998 and 1999, the Company performed development services for and sold ASICs to Nagano resulting in approximately $1,776,000 and $2,733,000 of revenues in those periods, of which approximately $802,000 and $969,000 are included in the accounts receivable balance at March 31, 1998 and 1999, respectively. Included in the accounts payable balance at March 31 1998, and 1999 are approximately $988,000 and $2,300,000, respectively, payable to Nagano for purchases of sensing elements of $2,136,000 and $5,000,000 during fiscal 1998 and 1999, respectively. In addition, included in the notes payable balance at March 31, 1997 is approximately $437,000 payable to Nagano. In August 1995, the Company issued a promissory note to Nagano in the amount of $453,000 with an interest rate of 9.5% per year. In December 1996 and October 1997, the Company issued Series E Preferred Stock to Nagano in exchange for the cancellation of interest and principal amounts due and payable on the August 1995 promissory note. On November 1, 1996, the Company issued a promissory note to Nagano in the amount of $437,000 with an interest rate of 10% per year. The Company repaid all interest and principal on the November 1996 promissory note on May 30, 1997. On July 31, 1997, the Company entered into an agreement to increase its ownership of ISS-Nagano by converting approximately $1.0 million in long term intercompany indebtedness owed by ISS-Nagano into an increased equity interest. Accordingly, the Company now owns 74% of the equity of ISS-Nagano. For periods subsequent to July 1997, 26% of ISS-Nagano's net income (loss) has been attributed to the minority shareholders' interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

     Based solely on its review of the copies of such forms received by it, the Company believes that, during the year ended March 31, 1999, all reporting persons complied with Section 16(a) filing requirements applicable to them.

                                    ANNEX B

May 3, 1999

Board of Directors
Integrated Sensor Solutions, Inc.
625 River Oaks Parkway
San Jose, California 95134

Gentlemen:

     We understand that Texas Instruments Incorporated, a Delaware corporation ("Parent"), Sensor Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Subsidiary"), and Integrated Sensor Solutions, Inc., a Delaware corporation ("Company"), have entered into an Agreement and Plan of Merger, dated as of May 3, 1999, (the "Merger Agreement"), pursuant to which the Merger Subsidiary will offer to purchase (the "Offer") all of the outstanding shares of Company common stock, par value $0.001 per share, for $8.05 cash per share (the "Consideration") and subsequently merge with and into the Company (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Company common stock not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to the stockholders of the Company from a financial point of view.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company common stock;
(iv) compared the Company from a financial point of view with certain other companies in the automotive component and technology industries which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies which we deemed to be comparable, in whole or in part, to the Offer and the Merger; (vi) considered the premiums paid in comparable public market acquisitions of selected businesses within the technology industry; (vii) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to us by them, including financial forecasts and related assumptions of the Company; (viii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company's counsel; and, (ix) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to us by the Company's management, upon its advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which we can form our opinion. The Company does not publicly disclose internal management forecasts of the type provided to us by the management of the Company in connection with our review of the Offer and the Merger. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. We have assumed no liability for such forecasts. We have also assumed that there have been no material changes in the Company's, financial condition, results of operations, business or prospects since the dates of its last financial statements made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer and the Merger and the Merger Agreement. We have assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

     In the ordinary course of our business, we actively trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with the initial public offering of the Company common stock.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration is fair to the stockholders of the Company from a financial point of view, pursuant to the Offer and the Merger and as of the date hereof.

     This opinion is directed to the Board of Directors of the Company in its consideration of the Offer and the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Offer and the Merger. Further, this opinion addresses only the financial fairness of the Consideration to be received by the stockholders of the Company and does not address the relative merits of the Offer and the Merger and any alternatives to the Offer and the Merger, the Company's underlying decision to proceed with or effect the Offer and the Merger or any other aspect of the Offer and the Merger. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any solicitation/recommendation statement, proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Offer and the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                            Very truly yours,

                                            CRUTTENDEN ROTH, INCORPORATED

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         99(a)(1)        -- Joint press release issued on May 3, 1999.
         99(a)(2)        -- Opinion of CRI dated May 6, 1999.(1)*
         99(a)(4)        -- Letter to Stockholders dated May 7, 1999 from Manher D.
                            Naik, Chief Executive Officer of the Company.*
         99(c)(1)        -- Agreement and Plan of Merger, dated as of May 3, 1999,
                            among Parent, the Purchaser and the Company.(2)
         99(c)(2)        -- Form of Indemnification Agreement.(3)
         99(c)(3)        -- Certificate of Incorporation of the Company.(4)
         99(c)(4)        -- Bylaws of the Company.(3)
         99(c)(6)        -- The Company's Information Statement pursuant to Section
                            14(f) of the Exchange Act and Rule 14f-1 thereunder.(5)*
         99(c)(7)        -- Stockholder Agreement dated as of May 3, 1999 among
                            Purchaser and the Selling Stockholders.(2)
         99(c)(8)        -- Confidentiality Agreement dated March 2, 1999 between
                            Parent and the Company.

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Incorporated by reference to an exhibit to the Company's Form 8-K, as filed with the Commission on May 5, 1999.

(3) Incorporated by reference to an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-41351), as filed with the Commission on December 2, 1997.

(4) Incorporated by reference to an exhibit to the Company's Amendment No. 1 to Registration Statement SB-2 (File No. 333-41351), as filed with the Commission on February 5, 1998.

(5) Attached hereto as Annex A.